Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

Three Months Ended
March 31, 2008
Excluding Interest on Deposits:

Fixed Charges:

Interest Expense (excluding interest on deposits)	$228
One-Third of Rents, Net of Income from Subleases	6
Preferred Stock Dividends	1

Total Fixed Charges	$235

Earnings:
Income Before Income Taxes	$425
Fixed Charges - Excluding Preferred Stock Dividends	234

Total Earnings	$659

Ratio of Earnings to Fixed Charges, Excluding
Interest On Deposits	2.80x

Including Interest on Deposits:

Fixed Charges:

Interest Expense	$627
One-Third of Rents, Net of Income from Subleases	6
Preferred Stock Dividends	1

Total Fixed Charges	$634

Earnings:
Income Before Income Taxes	$425
Fixed Charges - Excluding Preferred Stock Dividends	633

Total Earnings	$1,058

Ratio of Earnings to Fixed Charges, Including
Interest On Deposits	1.67x